Exhibit 99.1
E-House Announces Results of 2008 Annual General Meeting of Shareholders
Shanghai, China, October 16, 2008 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced that it has obtained shareholder approval for all the matters submitted for approval at E-House’s 2008 annual general meeting held today.
At the annual general meeting held today, E-House’s shareholders approved the Company’s proposed open market repurchase of its own American Depositary Shares (“ADSs”) with an aggregate value of up to US$20 million within one year of shareholder approval, amendment of the Company’s articles of association to authorize the Company’s board of directors to approve and execute future share repurchase plans without shareholder approval, and amendment of the Company’s share incentive plan to authorize the Company’s board of directors to adjust the exercise prices of outstanding options.
Shareholders also approved and ratified the election and appointment of Ms. May Wu, effective as of April 15, 2008, Mr. Yunchang Gu, effective as of August 3, 2008 and Mr. Zhijie Zeng, effective as of August 3, 2008, as independent directors of the Company.
The complete results and minutes of the Annual General Meeting will be posted on the investor relations section of the E-House website at www.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
For investor and media inquiries please contact:
In China:
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 5228-3793
E-mail: liyuan@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Mr. Thomas Smith
Ogilvy Financial, New York
Tel: +1 (212) 880-5269
Email: thomas.smith@ogilvypr.com

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